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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 1 TO
SCHEDULE 14D-9
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14 (d) (4)
OF THE SECURITIES EXCHANGE ACT OF 1934

PEOPLEPC INC.
(Name of Subject Company)

PEOPLEPC INC.
(Name of Person(s) Filing Statement)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE
(Title of Class of Securities)

709776 10 8

(CUSIP Number of Class of Securities)

Nick Grouf
Chief Executive Officer
100 Pine Street, Suite 1100
San Francisco, CA 94111
(415) 732-4400
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

Copy to:
Mark A. Bertelsen, Esq.
Steve L. Camahort, Esq.
Wilson Sonsini Goodrich & Rosati
Professional Corporation
650 Page Mill Road
Palo Alto, CA 94304
(650) 493-9300

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment No. 1 to Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Statement") of PeoplePC Inc. filed with the Securities and Exchange Commission on June 19, 2002.

        Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Statement.

        As of July 2, 2002, PeoplePC has completed the termination of a lease agreement that trigerred an increase in the purchase price under the offer agreement. Therefore, the purchase price has increased by $0.0029 per share, which raises the purchase price to $0.02 per share (subject to additional adjustments that could raise the purchase price to as much as $0.0245 per share).

4.    The Solicitation or Recommendation.

        The 30th paragraph in the section entitled "Background and Reasons for PeoplePC's Board of Director's Recommendation" is hereby amended and restated as follows:

        "On May 22, 2002, the other interested party provided an indication of interest in acquiring PeoplePC for stock consideration at a price at a significant discount to PeoplePC's then-current market price. The price was lower than the price range being discussed with Earthlink. Additionally, the other interested party contemplated offering stock consideration, which would have exposed PeoplePC's stockholders to volatility of the price of the other interested party's stock and the general risk that the stock consideration received in exchange for PeoplePC common stock could decrease in value. The PeoplePC board of directors also considered that a transaction involving stock consideration would likely take more time to close than a transaction involving cash consideration. Given the fact that without additional financing, PeoplePC would not have sufficient working capital to conduct its current operations through the third quarter of fiscal 2002, cash consideration appeared to be a better alternative than stock consideration, especially since the price being discussed with the other interested party was lower than the price being discussed with Earthlink."

        The 38th paragraph in the section entitled "Background and Reasons for PeoplePC's Board of Director's Recommendation" is hereby amended and restated as follows:

        "On June 6, 2002, a special meeting of PeoplePC's board of directors was held to review with the board the status of discussions with EarthLink. Mr. Shanberg, Mr. Ortmeyer, representatives of JPMorgan and representatives of Wilson Sonsini also participated in the meeting. The parties discussed and agreed upon a potential increase in the purchase price if PeoplePC completed either or both of the following two events: (i) the termination of a lease agreement and/or (ii) the receipt of a written release from one of PeoplePC's customers with respect to PeoplePC's interpretation of its obligations under an agreement with the customer. JPMorgan discussed the purchase price and potential purchase price adjustments that PeoplePC's management agreed to with EarthLink. Wilson Sonsini updated the board on the results of negotiations with EarthLink and its advisors on the definitive documents. Wilson Sonsini then discussed with the board in detail the terms and conditions of the proposed definitive offer agreement, including the conditions to PeoplePC's obligations to close the offer and PeoplePC's ability to terminate the agreement and enter into a transaction with a third party. After extensive discussion about strategy and timing and issues related to the definitive agreements, the board authorized PeoplePC's management and its advisors to continue to negotiate with EarthLink and its advisors to come to an acceptable result on the open issues. Mr. Grouf then recused himself from the meeting, and the board of directors had an executive session during which the directors discussed the condition to the offer related to Mr. Grouf and Mr. Metral entering into employment agreements with EarthLink."

9.    Exhibits.

        Exhibit (a)(1)(b) Joint Press Release by EarthLink and PeoplePC, dated July 3, 2002.

        Exhibit (a)(5), the Opinion of JP Morgan Securities Inc. to PeoplePC's board of directors, dated June 9, 2002, was inadvertently omitted from the Statement filed on June 19, 2002, and is being filed herewith as Schedule II.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PeoplePC Inc.
By:	/s/ Michael Glogowsky
Name: Michael Glogowsky
Title: Chief Financial Officer

Date: July 2, 2002

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SCHEDULE II

June 9, 2002

The Board of Directors
PeoplePC Inc.
100 Pine Street
Suite 1100
San Francisco, CA 94111

Members of the Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.0001 per share (the "Company Common Stock"), of PeoplePC Inc. (the "Company") of the Consideration (as defined below) to be received by such holders in the Transaction (as defined below). Pursuant to the Offer Agreement, dated as of June 9, 2002 (the "Agreement"), among the Company, EarthLink Inc. (the "Merger Partner") and EL Sub Inc., a wholly owned subsidiary of the Merger Partner (the "Merger Sub"), (i) the Merger Sub will commence a tender offer (the "Offer") to purchase all outstanding shares of Company Common Stock at a purchase price from $0.017 to $0.025 per share in cash (such amount to be determined upon the terms, and subject to the conditions, set forth in the Agreement) (the "Consideration"), and (ii) following consummation of the Offer, the Company will merge (the "Merger," and together with the Offer, the "Transaction") with Merger Sub pursuant to which the Company will become a wholly-owned subsidiary of the Merger Partner, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Merger Partner or Merger Sub, will be converted into the right to receive the Consideration.

In arriving at our opinion, we have (i) reviewed the form of Agreement; (ii) reviewed the form of Stockholder Agreement, among the Merger Partner, the Merger Sub and certain stockholders of the Company, (iii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iv) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (v) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (vi) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vii) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

In addition, we have held discussions with certain members of the management of the Company and the Merger Partner with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

In giving our opinion, we have relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to us by the Company and the Merger Partner or otherwise reviewed by us, and we have not assumed any responsibility or liability therefor. We have not conducted any valuation or appraisal of any assets or liabilities, nor have any such valuations or appraisals been provided to us. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts

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relate. We have also assumed that the Transaction will be consummated as described in the Agreement. We have relied as to all legal matters relevant to rendering our opinion upon the advice of our counsel.

Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. We have been advised and agree that if the proposed Transaction is not consummated, and the Company does not raise significant capital to sustain its ongoing operations, the Company may pursue a liquidation in the next 90 days. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction, and we express no opinion as to the relative merits of the Transaction as compared to other business strategies that might be available to the Company or the underlying decision by the Company to engage in the Transaction.

We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services, which include the rendering of this opinion. As we have previously advised you, we and our affiliates, in the ordinary course of business, have, from time to time, provided, and in the future may continue to provide, commercial and investment banking services to the Company, the Merger Partner and their respective affiliates. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Merger Partner for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the Consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such stockholder should tender shares of Company Common Stock pursuant to the Offer or as to how such stockholder should vote with respect to the Merger or any other matter. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any proxy, information or solicitation/recommendation statement mailed to stockholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,

J.P. MORGAN SECURITIES INC.

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